Exhibit 1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: (306) 956-6200 Fax: (306) 956-6201

Cameco Completes Yeelirrie Acquisition

Saskatoon, Saskatchewan, Canada, December 18, 2012 .. . . . . . . . . . . . .

Cameco (TSX: CCO; NYSE: CCJ) announced today that it has completed the acquisition of the Yeelirrie uranium project in Western Australia for $430 million (US). Yeelirrie is one of Australia’s largest undeveloped uranium deposits and is located about 650 kilometres northeast of Perth and about 750 kilometres south of Cameco’s Kintyre exploration project.

Cameco purchased the Yeelirrie development project from BHP Billiton and has received the necessary approvals from the government of Western Australia and the Australian Foreign Investment Review Board for the acquisition. With the acquisition completed, Cameco will be paying stamp duty of about $22 million (US) to the government of Western Australia.

Yeelirrie is a near-surface calcrete-style deposit, amenable to open pit mining techniques. Cameco will now conduct a full document review of the project and develop future plans.

Profile

Cameco, with its head office in Saskatoon, Saskatchewan, is one of the world’s largest uranium producers. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.

As used in this news release, “Cameco” or the “company” means Cameco Corporation, a Canadian corporation and its subsidiaries and affiliates unless stated otherwise.

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Investor inquiries:	Rachelle Girard	(306) 956-6403

Media inquiries:	Cadence Willis (Australia) Rob Gereghty (North America)	+61 (0) 409 758 247 (306) 956-6190